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                             October 3, 2023

       Oleg Bilinski
       Chief Executive Officer
       Mag Magna Corp.
       325 W Washington St., Ste 2877
       San Diego, CA 92103

                                                        Re: Mag Magna Corp.
                                                            Amendment No.10 to
Registration Statement on Form S-1
                                                            Filed September 27,
2023
                                                            File No. 333-268561

       Dear Oleg Bilinski:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2023 letter.

       Amendment 10 to Form S-1 filed on 9/27/23

       Exhibits

   1. The auditor consent included in this filing in Exhibit 23.1 refers to Amendment 9 instead of Amendment 10. Please
ask your auditors to revise accordingly.
              Please contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you
       have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.




                             Sincerely,


                             Division of Corporation Finance
 Oleg Bilinski
Mag Magna Corp.
October 3, 2023
FirstName
Page 2         LastNameOleg Bilinski
Comapany NameMag Magna Corp.
                                       Office of Life Sciences
October 3, 2023 Page 2
cc:       Roger D. Linn
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